Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

March 19, 2026

VIA EDGAR

Re:	HPS Net Lease Income REIT

Registration Statement on Form 10-12G

Filed February 10, 2026

File No. 000-56823

Mr. Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of HPS Net Lease Income REIT (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Amendment No. 1 to respond to the Staff’s comments in its letter dated March 5, 2026, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form 10

Advisory Agreement, page 24

1.

We note that you state that the description of the Advisory Agreement set forth below is qualified in its entirety by reference to the Advisory Agreement, a form of which is filed as an exhibit to this Registration Statement. Please disclose all material provisions of your advisory agreement, and remove any implication that you have not done so. Also, revise the disclosure regarding your other material agreements to remove similar qualification language.

The Company has revised the disclosure on Page 24 of Amendment No. 1 to revise the disclaimer and confirms that it has disclosed all material terms of the Advisory Agreement, the form of which is filed as an exhibit to Amendment No 1. The Company has similarly revised the disclosure on Pages 32 and 33 of Amendment No. 1 to revise the disclaimer and confirms it has disclosed all material terms of the Administration Agreement and the Operating

BEIJING  BOSTON  BRUSSELS  HONG KONG  HOUSTON  LONDON  LOS ANGELES  LUXEMBOURG  PALO ALTO  SAN FRANCISCO  SÃO PAULO  TOKYO  WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-2-	March 19, 2026

Partnership Agreement. In addition, the Company confirms that, upon approval by its board of trustees and the execution of such definitive agreements, the Company intends to file such definitive agreements either (i) where such approval and execution occurs prior to the Effective Date of the Registration Statement, as an exhibit to a Pre-Effective Amendment to the Registration Statement, and/or (ii) where such approval and execution occurs after the Effective Date of the Registration Statement, in accordance with its reporting obligations under the Exchange Act, as an exhibit to a Current Report on Form 8-K and/or Quarterly Report on Form 10-Q, to report the entry into such definitive agreements.

Share Repurchase Plan, page 41

2.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3690.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase plan (the “Repurchase Plan”). The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (SEC No-Action Letter dated September 12, 2016) (“BREIT”) and Griffin Capital Essential Asset REIT II, Inc. (SEC No-Action Letter dated September 20, 2017) (“Griffin”). As shown below, the Company’s Repurchase Plan contains substantially each of these key features.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-3-	March 19, 2026

Key Features of the Repurchase Plan	BREIT	Griffin	The Company

•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all shareholders. The terms of the Repurchase Plan will be fully disclosed in the Private Placement Memorandum and the most recently determined NAV per share for each class of the Company’s common shares will always be available on the Company’s website.[1]

	✓	✓	✓

•

The Company will not solicit repurchases under the Repurchase Plan other than through the Private Placement Memorandum and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

	✓	✓	✓

•

Shares will be repurchased quarterly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common shares.[2]

	✓	✓	✓

[1]

We note that each of Griffin and BREIT conducted continuous public offerings of common stock that were registered under the Securities Act, and, accordingly, disclosed the terms of its respective programs in a prospectus or supplement thereto, while the Company is conducting a continuous private offering of its common shares exempt from registration under the Securities Act. Therefore, the Company will provide substantially the same disclosure in its Private Placement Memorandum. We do not believe the registered or private nature of the offering is determinative, as the condition relates to the disclosure of the program terms to investors in the disclosure document provided to such investor at the time the investor makes an investment decision. See, e.g., Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program, while conducting a continuous private offering of its common stock).

[2]

While BREIT’s program provided for the repurchase of shares on a monthly basis, the Repurchase Plan is consistent with Griffin in this respect, which provided for quarterly repurchases. We also note that, while each of BREIT and Griffin undertook to file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares, the Company intends to file a Form 8-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise disclose to all shareholders each quarter the applicable repurchase price (e.g., through its public website). For each calendar quarter, the Company intends to set the Repurchase Deadline as a date that is no less than 10 business days following the date on which the repurchase price for such quarter is disclosed to investors, both of which, the applicable repurchase price and the Repurchase Deadline for such quarter, is expected to be included in a Form 8-K filed by the Company or otherwise disclosed to all shareholders (e.g., through its public website). Consistent with the BREIT program, in the unlikely case that the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter (or is changed after such date), then no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-4-	March 19, 2026

Key Features of the Repurchase Plan	BREIT	Griffin	The Company

•

Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class repurchased in a given quarter.[3]

	✓	✓	✓

•

Repurchases under the Repurchase Plan will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the quarter the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s common shares as of the last calendar day of the immediately preceding month of the applicable quarter.[4]

	✓	✓	✓

•

If the quarterly volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the Repurchase Plan for such quarter will be made on a pro rata basis.[5]

	✓	✓	✓

• Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent before 4:00 p.m. Eastern time on the last business day of the applicable quarter.[6]	✓	✓	✓[7]

•

Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a supplement to the Private Placement Memorandum, or periodic report filed by the Company, as well as on the Company’s website.[7]

	✓	✓	✓

•

There will be no established regular trading market for the Company’s common shares. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

	✓	✓	✓

•

The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of trustees. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

	✓	✓	✓

• The Repurchase Plan is open to all shareholders.	✓	✓	✓

[3]	See supra note 2.
[4]

As a result of monthly repurchases, the BREIT program provided for a 2% limitation in any given calendar month and a 5% limitation for any calendar quarter, while the Griffin relief provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company believes basing the 5% quarterly limitation on the average aggregate NAV as of the end of the immediately preceding calendar quarter is more appropriate, as it provides for a current record of the Company’s NAV and is consistent with the Adviser’s operational infrastructure to ensure consistent applicable across its investment vehicles.

[5]	See supra note 2.
[6]	See supra note 2.
[7]	See supra notes 1 and 2.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-5-	March 19, 2026

3.

We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Potential Conflicts of Interest, page 132

4.

We note the references to risks related to Other Accounts and investment allocation policies on page 110 and elsewhere in your registration statement. Please provide an expanded description of the terms of such allocation policies and how such policies impact the allocation of investments. Also, please revise your disclosure to discuss any other real estate programs in which your Advisor, its affiliates, and/or your executive officers are involved, including the size of the competing programs and clarify how many of these programs compete directly with the Company for investments.

The Company has revised the disclosure on Page 134 of Amendment No. 1 in response to the Staff’s comments to provide an expanded description of the terms of the Advisor’s allocation policy and how such policy may impact the allocation of investments. The Company also included disclosure on other accounts with similar investment programs, including the number of competing accounts and the amount of total assets under management.

Net Asset Value Calculation and Valuation Guidelines, page 144

5.	We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes.

The Company has revised the disclosure on Page 44 of Amendment No. 1 in response to the Staff’s comments to clarify that the Company will disclose the transaction price for each month when available directly to financial intermediaries and on its website.

Our Independent Valuation Advisor, page 145

6.	We note your disclosure that you have engaged an independent valuation advisor. Please revise to identify your independent valuation advisor.

The Company has revised the disclosure on Page 147 of Amendment No. 1 to identify Altus Group U.S. Inc. as the expected independent valuation advisor.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-6-	March 19, 2026

General

7.

Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

The Company acknowledges that the Registration Statement becomes effective automatically 60 days after its initial filing with the Commission and that the Company will then be subject to the reporting requirements of the Exchange Act even if comments remain outstanding. To the extent applicable, the Company undertakes to address any such outstanding comments in a post-effective amendment to the Registration Statement.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

Cc:	U.S. Securities and Exchange Commission
Babette Cooper
Mark Rakip
Pam Howell

HPS Net Lease Income REIT
James G. Koman, Chief Executive Officer
David Leavitt, President
Robert Busch, Chief Financial Officer
Diana Huffman, Secretary